Exhibit 99.1

November 5, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report Regarding Material Private Offering in Israel*

The Company is pleased to publish an immediate report regarding a material private offering to Aharon Soffer, President (hereinafter: “Offeree”)1, pursuant to resolution of the board of directors of the Company dated July 28, 2013 (following the resolution of the Compensation Committee of the Company dated July 23, 2013) and the approval of the shareholders of Company on September 3, 2013, and pursuant to Section 20 of the Israeli Securities Regulations (Private Offering of Securities in a Registered Company), 5760-2000, and following a report regarding the convocation of an annual and special meeting of the shareholders of the Company dated July 29, 2013 (the “Convocation Report”), as follows:

1.	Offered securities and their quantity

1.1.	382,306 non-tradable options, each exercisable into an ordinary share of NIS 1 par value of the Company in accordance with the Share Incentive Plan of the Company from 2011, which shall be allocated (with a trustee) according to Section 102 of the Income Tax Ordinance pursuant to material conditions specified hereunder. The shares derived from exercising such options, based on the data of the share capital of the Company as of the date of this report, shall constitute 0.217% of the issued and outstanding share capital of the Company and of the voting rights therein (0.215% fully diluted)[2].

*	The Offered Securities will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The Offered Securities will not be offered in any province or territory of Canada and will not be sold to residents of any province or territory of Canada other than in compliance with Canadian securities laws. This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.
[1]	The Offeree is not an Interested Party of the Company by virtue of his holdings and will not become one as a result of the allocation under this report. In addition, the Offeree is employed by the Company.
[2]	Pursuant to allocation and exercise of all securities that are the subject of this immediate report (excluding 1,046,933 dormant shares that are held by the Company).

1.2.	42,711 restricted stock units constituting a right to receive 42,711 ordinary shares of NIS 1 par value of the Company (hereinafter: “RSUs”). Allocation of the RSUs is in accordance with the Share Incentive Plan of the Company from 2011, and shall be allocated (with a trustee) according to Section 102 of the Income Tax Ordinance pursuant to material conditions specified hereunder. The shares derived from the RSUs, pursuant to such allocation and based on the data of the share capital of the Company as of the date of this report, shall constitute 0.024% of the issued and outstanding share capital of the Company and of the voting rights therein (0.024% fully diluted)[3].

1.3	96,988 performance stock units, constituting a right to receive 96,988 ordinary shares of NIS 1 par value of the Company (hereinafter: “PSUs”). Allocation of the PSUs is in accordance with the Share Incentive Plan of the Company from 2011, and shall be allocated (with a trustee) according to Section 102 of the Income Tax Ordinance pursuant to material conditions specified hereunder. The shares derived from the PSUs, pursuant to such allocation and based on the data of the share capital of the Company as of the date of this report, shall constitute 0.055% of the issued and outstanding share capital of the Company and of the voting rights therein (0.055% fully diluted).[4]

The RSUs and PSUs are hereinafter referred to collectively: “Rights to Shares”. The options, the RSUs, and the PSUs shall be hereinafter referred to collectively: “Offered Securities”.

1.4.	As of the date of this report, the registered share capital of the company comprised of 500,000,000 ordinary shares of NIS 1 par value each, and the issued and outstanding share capital of the Company comprised of 175,788,069 ordinary shares of NIS 1 par value each (177,706,283 shares fully diluted5).

1.5.	The Offered Securities are non-tradable and shall not be registered for trade on the Tel-Aviv Stock Exchange Ltd. (hereinafter: “Stock Exchange”) or on any other stock exchange.

1.6.	The shares derived from the exercise of the Offered Securities shall be registered for trade on the Stock Exchange in the name of the depositary company and as of the date of issuance shall have equal rights for all intents and purposes as the ordinary shares of NIS 1 par value existing in the share capital of the Company.

2.	Conditions of the Offered Securities

2.1.	Conditions of the offered options

2.1.1.	The exercise price of each of the options shall be the average price of the Company’s shares on the Stock Exchange during the thirty trading days prior to the allocation date (but in no event less than the par value of each ordinary shares and no less than 10 Agarot). The exercise price shall be linked to the consumer price index known at the date of granting and subject to modifications as described below.

2.1.2.	The vesting period of the options shall be during 3 years commencing upon the lapse of one year from the date of issuance the options, while the Offeree shall be entitled to exercise the options allocated to it in three equal portions, commencing upon the lapse of one year from the date of granting (a third each year) and until the lapse of fourth year from the date of grant.

[3]	See footnote No. 2 above.
[4]	See footnote No. 2 above.
[5]	Includes shares following the issuance of all Offered Securities under this report. In addition, the Company’s share capital includes an additional 1,046,993 dormant shares.

2.1.3.	In the event the Offeree does not exercise the exercisable options which have vested through the termination of his employment, within 90 days of the date of termination of his engagement with the Company (including in the event of dismissal and resignation) the options not exercised shall expire.

2.1.4.	The final expiration date of all the options (in the event not previously expired or exercised as set forth above), is upon the lapse of four years from the date of grant.

2.1.5.	At the exercise date, the Offeree shall be able to choose one of two ways of exercising: the first – the Offeree shall be entitled to exercise the options in consideration for the payment of the full exercise price to the Company, and the second – the Offeree shall not be allocated all the shares deriving from the options, but rather only the quantity reflecting the amount of the monetary benefit of the options (cashless exercise), in other words the difference between the rate of an ordinary share of the Company at the exercise date and the exercise price of the option (subject to adjustments).

2.2.	Conditions of the Rights to Shares

2.2.1.	At the exercise date of each of the Rights to Shares, as set forth in Sections 2.2.2 and 2.2.3 hereunder, as applicable, the Offeree shall pay the par value of the exercised shares to which he is entitled, provided that it will be greater than 10 Agarot.

2.2.2.	The vesting period of the RSUs shall be 3 years commencing upon the lapse of one year from the date of issuance, in three equal portions, commencing upon the lapse of one year from the date of grant (a third each year) provided that at the vesting date the Offeree is still employed by the Company. It should be noted that the actual allocation of the exercise shares to the Offerees, does not involve providing an exercise notice to the Company.

2.2.3.	Vesting of the PSUs—the offeree shall be entitled to receive such exercise shares upon the lapse of three years from the date of grant provided the following two cumulative conditions are fulfilled: (A) that the Offeree is still employed by the Company and (B) the gross yield (including dividends distributed) of the shares of the Company during such three year period is at least 20% in relation to the price of the shares at the date of the granting of the PSUs.

2.2.4.	The Offeree shall not be entitled to voting rights in the Company due to the aforementioned Rights to Shares. For information regarding the Offeree’s entitlement to dividends due to the aforementioned Rights to Shares see Section 3.5 below.

2.3	Notwithstanding Sections 2.1 and 2.2 above, in the event that the Company will wish to terminate the Offeree’s employment during the term of his employment agreement[6] (except for circumstances under which the Company is entitled to terminate the agreement with no right to severance payment), and in the event of resignation in circumstances where according to the law is considered as dismissal, or in the event of death or disability, the Offeree (or his inheritance) will be entitled to acceleration of the vesting period of all Offered Securities which are not yet vested. In addition, in the event of termination of the Offeree’s employment (except for circumstances under which the Company is entitled to terminate the agreement with no right to severance payment) during the 12 months period following a Change of Control event (as such term defined in Section 1.6.2.6 to the Convocation Report), the Offeree will be entitled, immediately following the termination of his employment, to the acceleration of the vesting periods of all the Offeree’s Securities which have not been vested yet.

2.4.	Limitations on the Date of Exercise pursuant to the By-Laws of the Stock Exchange

Notwithstanding the aforementioned, the options shall not be exercisable and the Rights to Shares shall not be exercised, on the record date for distributing bonus shares, rights offerings, for dividend distributions, for a capital consolidation, for a capital split or for a capital reduction (each of the aforementioned shall be referred to as: “Corporate Event”). In the event the ex-date of a Corporate Event occurs prior to the record date of a Corporate Event, the allocation shall not be made on such ex-date.

3.	Provisions for Protection of the Offeree (Options and Rights to Shares)

3.1.	Change in Capital Structure

The number of exercised shares deriving from the Offered Securities, shall be adjusted in the event the quantity of shares in the issued and outstanding share capital of the Company changes, inter alia, due to distribution of bonus shares, a capital split, a capital consolidation and recapitalization.

3.2	Bonus Shares

In the event the Company makes, or fixes a record date for the determination of holders of shares entitled to receive bonus shares, and such record date is prior to the date of exercise of any Offered Security, the number of ordinary shares exercisable upon exercise of the relevant Offered Security, then outstanding shall be adjusted such that it shall be increased by a number of ordinary shares equal to the number of shares that the Offeree would have been entitled to receive in respect of the Offered Security should it was exercised prior to the ex-bonus shares date. No adjustment shall be made to the exercise price of any offered security in case of bonus shares distribution.

[6]

For information regarding the Offeree’s employment agreement, including the term of his employment, please see the immediate report regarding the convocation of an annual and special meeting of the shareholders of the Company.

3.3.	Merger / Sale of the Company / Sale of Principal Assets of the Company

In the event of: (1) all or most of the assets of the Company; (2) sale (including substitution) of all or most of the shares of the Company (including purchase by shareholder and/or company affiliated to such shareholder of all the shares held by the other shareholders not affiliated with such shareholder); (3) merger / consolidation or similar action with or into another corporation; (4) another transaction of a similar nature, adjustments shall be made, so that pursuant thereto, the Offered Securities shall be exercisable to into securities of the other corporation, which the Offeree would have been entitled to had he exercised the options immediately prior to the merger event. In such event, necessary adjustments shall be made so that pursuant to the merger event, all conditions of the options shall continue to apply (including adjustment to price and quantity) also with respect to the other corporation. In the event it is impossible to make such adjustments as set forth above, other adjustments shall be made according to the discretion of the board of directors of the Company, including acceleration of the vesting period of the Offered Securities, all or part thereof.

3.4.	In the event of payment of dividends in cash by the Company to its ordinary shareholders during the period the options exist, the exercise price of the options shall be adjusted, so that it is reduced by the amount of dividends distributed for each share of the Company.

3.5.	In the event of payment of dividends in cash by the Company to its ordinary shareholders during the period the Rights to Shares exist, no adjustment shall be made to the terms of the Rights to Shares, but the Offeree shall be entitled to cash award in a sum equal to the sum of dividend he was entitled to in case he would have hold ordinary shares of the Company in a number equal to the number of Rights to Shares (the “Cash Award”). The Company shall withhold all taxes applicable to such cash award.

The Cash Award will be paid with the salary to be paid to the Offeree following the relevant vesting date, with respect to the Rights to Shares that were vested until such date (provided that in the vesting date the Offeree will still be employed by the Company)

3.6.	In case of a rights offering to the Company’s ordinary share holders during the period of the holding of the Offered Securities, the number of shares resulting from the sale of the Offered Securities will be adjusted, as expressed in the relationship between the closing price of the Company’s shares on the Stock Exchange on the last trading day before “ex- rights” date and base price of the stock after the “ex-rights” date.

4.	Consideration for the Offered Securities

The Offered Securities are granted without consideration as part of the long-term compensation in the framework of the tenure of the Offeree in the Company. For additional information with regard to the terms of tenure of the Offeree in the Company, including details required under the sixth addendum to the Securities Regulations (Periodic and Immediate Reports) – 1970, see the Convocation Report.

5.	The fair value of the Offered Securities

5.1	The fair value of each option, as of October 31, 2013 (prior to the date of this report), according to the Binomic Model (the same model the Company uses for the presentation of the options in its financial reports), is NIS 10.790, and NIS 4,125 thousand for the total options. In determining the fair value, the following assumptions were made:

5.1.1 Vesting period – as stated in section 2.12 above.

5.1.2 The exercise price for the options, calculated based on the average price of the shares in the 30 trading days ended on October 31, 2013, is NIS 47.113.

5.1.3 Standard deviation of 27.81%.

5.1.4 Risk Free interest rate (according to the government bond “Galil” to the same terms as the options) of 0%.

5.1.5 Employees turn-over rate (following the vesting period based on peer companies) of 7.8%.

5.1.6 Early exercise factor of 2.2.

5.1.7 Dividend Rate – 0% (due to the fact that following a dividend distribution the exercise price will be adjusted).

5.2	According to the naïve value, the economic value of each RSU, as of October 31, 2013, is NIS 48.290, and in the aggregate NIS 2,062.5 thousand for the total RSUs.

5.3	The fair value of each PSU, as of October 31, 2013 (prior to the allocation date), according to B&S model (the same model the Company uses for the presentation of the options in its financial reports), is NIS 21.265, and NIS 2,062.5 thousand for the total PSUs. In determining the fair value, the following assumptions were made:

5.3.1 Lifetime – 3 years, as stated in section 2.1.2.

5.3.2 Standard deviation of 27.26%.

5.3.3 Risk free interest rate (according to the government bond linked to CPI for 3 years term) of 0%.

6.	Agreements between Offeree and Shareholders of the Company

To the best of the Company’s knowledge, as of the date of this report, there are no agreements, written or oral, between the Offeree and between the shareholders of the Company, or others, with respect to purchase or sale of the securities of the Company or with respect to voting rights in the Company.

7.	Details of Restrictions Applicable to Allocation of the Exercise Shares

Restrictions shall apply to the Offered Securities in accordance with the provisions of Section 15C of the Securities Law, 5728-1968, and the Securities (Details with respect to Sections 15A and 15C of the Law) Regulations, 5760-2000 set forth hereunder (in addition to the provisions regarding vesting and restriction of the Offered Securities as set forth above in this report and to limitations on sales deriving from the provisions of Section 102 of the Income Tax Ordinance):

7.1.	It is prohibited during the course of trading at the Stock Exchange to offer the shares deriving from exercise of the Offered Securities for six months from the date of issuance of the Offered Securities.

7.2.	During the six consecutive quarters from the lapse of the aforementioned six months, the Offeree shall be entitled to offer on any trading day a number of shares not exceeding the daily average of the trading volume of the Company’s shares on the Stock Exchange during the period of eight weeks preceding the offer day, provided he does not offer in a single quarter a number of shares exceeding one percent of the issued and outstanding share capital of the Company.

8.	Opinions

8.1 The Company submitted to the Stock Exchange a legal opinion from external American counsel that the Offered Securities do not need to be registered under U.S. securities laws and that any ordinary shares issuable upon exercise may be sold on the Stock Exchange without any holding or other limitations.

8.2 Similarly, the Company submitted to the Stock Exchange a legal opinion from external Canadian counsel that it is not required to file a prospectus in connection with the Offered Securities with the Ontario Securities Commission under the Securities Act (Ontario) or with any securities regulatory authority in any other province or territory of Canada and that any ordinary shares issuable upon the exercise of the Offered Securities may be resold on the Stock Exchange or Toronto Stock Exchange without the imposition of any holding periods or any other restrictions under the securities laws of any province or territory in Canada so long as no such sales would not constitute a “distribution” or “distribution to the public” of in any province or territory of Canada.

9.	Allocation of the Offered Securities is subject to the receipt of the approval of the Stock Exchange for registration for trade of the shares deriving from the exercise of the Offered Securities and subject to the approval of the general meeting of the shareholders of the Company which was obtained on September 3, 2013. Immediately following publication of this report, the Company shall approach the Stock Exchange with such a request.

                     Sincerely,

                     Gazit-Globe Ltd.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.